Jonathan R. Zimmerman Partner jon.zimmerman@FaegreBD.com Direct +1 612 766 8419	Faegre Baker Daniels LLP 2200 Wells Fargo Center ▼ 90 South Seventh Street Minneapolis ▼ Minnesota 55402-3901 Phone +1 612 766 7000 Fax +1 612 766 1600

By EDGAR and Federal Express

March 30, 2015

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CoLucid Pharmaceuticals, Inc. (the “Company”)

Draft Registration Statement on Form S-1 (File No. 377-00938)

Dear Mr. Riedler:

On behalf of the Company, we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Jeffrey P. Riedler, dated March 23, 2015 (the “Comment Letter”), to the Draft Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on February 24, 2015 (the “Initial Filing”). We have enclosed for your reference two courtesy copies of the public filing of the Registration Statement (the “Public Filing”) and two copies of the Public Filing in a version marked to show changes from the Initial Filing.

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Public Filing.

General

1)	We note your disclosure concerning your need to engage a collaboration partner prior to moving ahead with the pivotal Phase III trial of IV Lasmiditan. Please revise to disclose this information in the summary on page 4 where you discuss the development of IV Lasmiditan, as a bulleted risk under Risk Factors on page 5 and in the Risk Factors section as a separate risk factor.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4, 6 and 33 of the Public Filing.

Jeffrey P. Riedler

March 30, 2015

Table of Contents, page ii

2)	We note your statement that “[i]ndustry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We have not independently verified market and industry data from third-party sources and investors should not place undue reliance on this information.” Please delete these two sentences from your prospectus or specifically state that you are responsible for the referenced information.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page ii of the Public Filing.

Our Company, page 1

3)	Please disclose that you license your intellectual property from Eli Lilly and Company and briefly discuss the intellectual property you license (i.e., the types of patent protection and the products to which they relate).

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 5 of the Public Filing.

4)	We note your disclosure on page 1 and 76 that you “believe [you] will have commercial exclusivity for lasmiditan and IV lasmiditan in the United States into 2030.” Please revise to state instead, if true, that you have U.S. patent-based commercial exclusivity for lasmiditan and IV lasmiditan until 2025 but you expect this protection will be extended into 2030. Also, briefly state the basis for your belief that exclusivity will be extended to 2030.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 79, and 88 of the Public Filing.

Our Product Candidates, page 3

5)	Your table of pipeline candidates on pages 3 and 77 does not appear to reflect precisely the status of your various development efforts. Specifically, we note that the arrow for lasmiditan extends approximately to the middle of Phase 3 although your disclosure states that you “expect to begin enrolling patients in SAMURAI during the second quarter of 2015, with top-line data expected in the third quarter of 2016.” Please revise the table so that the arrow stops just beyond and to the right of the dotted line separating Phase 2 and Phase 3.

Company Response: In response to the Staff’s comment, the Company has revised the table on pages 3 and 80 of the Public Filing.

Risk Factors, page 11

6)

We acknowledge your disclosure that lasmiditan is a new chemical entity, that your “product candidates utilize the first new mechanism of action in the last twenty years” and that “Lasmiditan is designed to treat migraine using a novel mechanism by acting as an agonist at the 5-HT1F receptor.” Given that you are only now preparing to begin the first of your two planned Phase 3 studies involving large numbers of subjects, and given that novel mechanisms

Jeffrey P. Riedler

March 30, 2015

of action typically make uncommon or rare adverse reactions more likely to go undetected by comparatively small Phase II studies, please add a risk factor to discuss how utilizing a new mechanism of action may increase your development risks and costs. Also, please address the greater possibility of discovering unknown or unanticipated adverse effects.

Company Response: In response to the Staff’s comment, the Company has added a new risk factor on pages 33 and 34 of the Public Filing.

If a successful product liability claim or series of claims is brought against us . . ., page 29

7)	Please revise your disclosure to clarify whether you currently maintain product liability insurance. If you do, please also disclose the extent of your coverage.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 30 of the Public Filing.

Use of Proceeds, page 58

8)	We note that you disclose that you plan to use the proceeds of this public offering to, in part, fund your clinical trials and to fund development of your product candidates. Please expand your disclosure to disclose the amount of proceeds you plan to allocate to both Lasmiditan and IV Lasmiditan and identify the stage of development you expect to reach using such proceeds for both products.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 8 and 61 of the Public Filing.

General and Administrative Expenses, page 68

9)	We note your disclosure that you “anticipate increased expenses related to costs associated with being a public company.” Please expand this disclosure to include an estimate of the additional legal, accounting and other costs you expect to incur as a public company.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 71 and 74 of the Public Filing.

Stock-Based Compensation, page 69

10)	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Company Response: The Company respectfully acknowledges the Staff’s comment.

Research and Development Expenses, page 70

11)	You present two product candidates on page 77. Please expand your disclosures to include the total costs incurred during each period presented for each product candidate separately or

Jeffrey P. Riedler

March 30, 2015

disclose why you do not provide such disclosure. If you cannot disaggregate the amount of expense by product candidate, disaggregate the amount by nature of expenses or in some other manner.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 74 of the Public Filing.

Business, page 76

12)	We note your disclosure on page 76 that you have completed seven clinical trials in which you dosed subjects with either lasmiditan or IV lasmiditan. Please disclose, where applicable in your business section, when investigational new drug applications (“INDs”) were filed for the commencement of clinical trials for each of your drug product candidates and provide the name of the trial sponsor and the subject/indication of the INDs, or explain why an IND was not necessary for a particular trial.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 80, 89, 94, 98, 99, and 102 of the Public Filing.

Lasmiditan’s Novel Mechanism of Action, page 83

13)	Please explain the meaning of “lipophilic” and why lasmiditan being highly lipophilic may be advantageous in the treatment of migraine headaches.

Company Response: Lipophilicity is the ability to dissolve in lipids, such as the lipid layer of cell membranes, and determines the potential to penetrate the central nervous system (“CNS”). Because migraine is believed to result from dysfunction in the sensory pathways located in the brainstem, lasmiditan’s access to the CNS provides a mechanism to alleviate migraine pain. In response to the Staff’s comment, the Company has revised its disclosure on page 86 of the Public Filing to include this information.

Completed Phase 2b Clinical Trial, page 86

14)	We note your use of p-values in Figures 2 and 3. Please explain the meaning and import of p-values and statistical significance, how the two concepts are related and what the accepted threshold is for statistical significance. You should also provide the actual p-values obtained at each dosage level. The charts just identify the dosages where results were obtained at or beyond the statistically significant level of p<0.05. Also, on pages 96 to 98 where you discuss the results achieved in the Phase 2b IV Lasmiditan trial, you should provide the p-values obtained as to each endpoint.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 90, 91, and 99 of the Public Filing.

Planned Clinical Trials, page 92

15)

Your disclosure regarding whether you have begun your Phase III SAMURAI trial appears inconsistent. On page 5 you refer to your “recently initiated SAMURAI trial” whereas on page 93 you disclose that “SAMURAI will be a prospective study.” We note that your activities in

Jeffrey P. Riedler

March 30, 2015

support of the SAMURAI trial thus far appear to have been preparatory in nature and no subjects have yet been enrolled. Please revise your disclosure throughout to consistently and accurately reflect the current status of your SAMURAI trial.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 96 of the Public Filing.

16)	We note your disclosure on page 92 regarding the first Phase III pivotal trial which was also the subject of your special protocol assessment (SPA) agreement with the FDA. You should disclose whether lasmiditan will be compared to any approved treatments, such as one or more of the triptan class and, if so, you should identify the comparator and whether the trials will be non-inferiority or superiority trials. If not, please disclose why the FDA did not request this comparison during the SPA review.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 95 of the Public Filing.

17)	We acknowledge your disclosure throughout the prospectus regarding your SPA agreement with the FDA. For your SAMURAI trial, please disclose the percentage of subjects that will receive either 100 mg lasmiditan dosing, 200 mg lasmiditan dosing, or placebo.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Public Filing.

18)	Please disclose what you believe is the minimum acceptable profile (MAP) that you will need to demonstrate for Lasmiditan to be approved by the FDA?

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on page 96 of the Public Filing.

Intellectual Property, page 102

19)	Please revise your discussion of your patent portfolio to disclose as to each patent family (CLD01, CLD02 and CLD03):

•	the applicable jurisdictions; and

•	the expiration dates.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 105, 106, and 107 of the Public Filing.

Strategic Relationships, page 102

20)	We note your disclosure of your agreement with Eli Lilly. Please revise your disclosure to include:

•	your aggregate potential future milestone payments;

•	the aggregate milestone payments made to date; and

•	a royalty range expressed within ten percent.

Please be advised that a “low double digits” royalty range is not a sufficiently narrow description.

Jeffrey P. Riedler

March 30, 2015

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 70, 107, 108, F-20, and F-21 of the Public Filing.

21)	We note your disclosure of your agreement with Ildong Pharmaceutical Co., Ltd. Please revise your disclosure to include:

•	the aggregate potential future milestone payments;

•	royalty rates, if applicable;

•	the identity of the “certain Southeast Asian countries”; and

•	the duration and termination provisions.

Company Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 108 and F-21 of the Public Filing.

Note 6: License Agreements, page F-20

22)	Disclose the nature of the amendments to the Eli Lilly agreement which were made on February 10, 2015.

Company Response: The February 10, 2015 restatement of the Eli Lilly Agreement merely consolidated a number of prior amendments to the original agreement into a single document. In response to the Staff’s comment, the Company has revised its disclosure on pages 70, 107 and F-20 of the Public Filing to clarify that the terms summarized therein reflect the current terms of the Eli Lilly agreement, including all amendments effected up to and through February 10, 2015.

Note 6: Distribution and Supply Agreement, page F-21

23)	Provide us your analysis of the accounting for the Distribution and Supply Agreement with Ildong Pharmaceutical Co relating to the $1.5 million initial upfront payment and when you will recognize this amount in revenue. Include references to supporting authoritative literature.

Company Response: The initial and milestone payments under the distribution and supply agreement are upfront payments that will offset future contractual payments from Ildong. Ildong will be allowed to complete clinical activities in order that they may pursue regulatory approval in South Korea during the same period that the Company is doing so in the United States.

The Company determined that it would not be appropriate to allocate any portion of the initial and milestone payments to the Company’s development efforts or to its participation in the joint development committee as these have no stand-alone value to Ildong. There is only one unit of accounting for revenue recognition purposes in accordance with ASC 605-25-25-5 and 25-6 since Ildong has no ability to resell and is not allowed to use another manufacturer or source the product from anyone but the Company.

As such, the amounts received by the Company as initial and milestone payments should be deferred and recognized in revenue as product sales are made or when the Company has no further obligation under the agreement.

Jeffrey P. Riedler

March 30, 2015

Note 8: Subsequent Events, page F-21

24)	Provide us your analysis of the accounting for the issuance of Series C redeemable convertible preferred stock in January 2015 for approximately $0.21 per share. If no beneficial conversion feature will be recognized, tell us why not. Also, tell us how you will account for the inducement for holders of the Series A and Series B convertible preferred stock to participate in the Series C financing resulting in issuing additional Series A and Series B convertible preferred stock. Reference supporting authoritative literature.

Company Response: In the Company’s preliminary analysis of the accounting for the issuance of Series C redeemable convertible preferred stock issued in January 2015, the Company considered the following authoritative guidance: ASC 470-20, Debt with Conversion and Other Options; ASC 480, Distinguishing Liabilities from Equity; ASC 505, Equity; and ASC 815-15, Embedded Derivatives. The Company analyzed the various standalone and embedded instruments in determining the allocation of proceeds. The following is the Company’s preliminary analysis. The final analysis will be completed prior to the issuance of the Company’s interim financial statements for the quarter ended March 31, 2015.

All of the investors in Series C redeemable convertible preferred stock paid $0.2098, which was fair value as established by the $26 million of investment from new investors in the Company who led the negotiations on price and terms with the Company. Certain of the Series A and Series B convertible preferred shareholders were also issued additional shares of Series A and Series B. The additional shares were issued (i) in consideration of a waiver of the anti-dilution provisions in Series A and Series B and (ii) as an inducement to participate in the Series C financing.

The Company calculated the number of shares that would have to be issued to effect the anti-dilution adjustment that was waived by the Series A and Series B investors using the conversion adjustment formula effective for the original Series A and Series B issuances. These shares were deemed to be issued in consideration of the waiver and no portion of the proceeds was allocated to these shares.

The remaining additional shares of Series A and Series B issued were considered an inducement to participate in Series C and the proceeds received from those investors were allocated to the Series A, Series B, and Series C issued based on the relative fair value of each instrument.

The allocation of proceeds resulted in a significant beneficial conversion feature which would have been allocated to additional paid-in-capital. The amount of the beneficial conversion would have been accreted to the convertible preferred stock at the earliest conversion date. Since all series of the Company’s preferred stock are convertible at any time at the option of the holder the full amount of the beneficial conversion feature would be accreted immediately. Since the Company does not have retained earnings the accretion would be recorded as a reduction of additional paid-in-capital. Therefore, the beneficial conversion feature would have no effect on the recorded amounts of preferred stock and additional paid-in-capital. The accretion to preferred stock will result in an adjustment to the earnings available to common stockholders.

The Company also analyzed the conversion feature and determined that it is not legally detachable or separately exercisable and there for is not subject to ASC 480. However, it must be evaluated as an embedded derivative under ASC 815. Since there is no mechanism for net settlement of the conversion feature or the underlying common stock, the conversion feature does not meet the definition of a derivative and does not require bifurcation.

Jeffrey P. Riedler

March 30, 2015

Other Comments

25)	Please file as many of your exhibits as possible with your next filing, whether that filing is an amendment to your draft registration statement or a publicly-filed Form S-1. Be advised that we will not be able to complete our examination of your offering until such documents are provided.

Company Response: The Company respectfully acknowledges the Staff’s comment, has filed certain outstanding exhibits with the Public Filing, and will file the remaining exhibits by pre-effective amendment to the Registration Statement as soon as practicable.

26)	Please confirm that the graphics included in your registration statement are the only graphic, visual, or photographic information you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company does not currently intend to include any other graphics in the prospectus; however, if that changes the Company will provide any additional graphics to the Staff for review prior to their use.

27)	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Company Response: The Company respectfully acknowledges the Staff’s comment and will provide copies of any written communications presented to potential investors in reliance on Section 5(d) of the Securities Act to the Staff under separate cover.

28)	Your exhibit index indicates that you have submitted a confidential treatment request with respect to portions of certain of your exhibits. Please note that our comments on your request for confidential treatment will be provided under separate cover.

Company Response: The Company respectfully acknowledges the Staff’s comment. The Company confirms that it has submitted to the Staff an application for confidential treatment for portions of information contained in exhibits filed with the Registration Statement.

Please do not hesitate to call me at (612) 766-8419 if you have any questions or comments regarding the foregoing or if we can be of service in facilitating your review of this filing.

Sincerely,

/s/ Jonathan R. Zimmerman

Jonathan R. Zimmerman

Jeffrey P. Riedler

March 30, 2015

Enclosures

cc:	Preston Brewer, U.S. Securities and Exchange Commission (with enclosures)

Thomas P. Mathers, Chief Executive Officer, CoLucid Pharmaceuticals, Inc. (without enclosures)

Matthew D. Dallas, Chief Financial Officer, CoLucid Pharmaceuticals, Inc. (without enclosures)

Peter N. Handrinos, Latham & Watkins LLP (without enclosures)

Nathan Ajiashvili, Latham & Watkins LLP (without enclosures)